Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated using financial information prepared in accordance with IFRS.

	Six months	Year Ended December 31,
	ended June 30, 2011	2010	2009	2008	2007	2006
	(in thousands of Euros)
Computation of Fixed charges

Interest expense (1)	55,546	49,660	27,087	29,305	23,523	20,263
Add: Interest capitalized	260	2,399	1,278	0	0	0
Add: Estimated rental expenses (2)	1,454	1,927	1,736	1,658	1,114	1,124
Add: Preference security dividend requirement	0	0	0	0	0	21,877

Total Fixed Charges	57,260	53,986	30,101	30,963	24,637	43,264

Computation of Earnings

Profit/(loss) before tax from continuing operations before share of profit or loss of associates	89,580	158,663	203,943	172,245	123,568	63,433
Add: Fixed charges	57,260	53,986	30,101	30,963	24,637	43,264
Add: Distributed earnings of associates	0	0	0	0	0	0
Less: Preference security dividend requirement	0	0	0	0	0	0

Total earnings	146,840	212,649	234,044	203,208	148,205	106,697

Ratio of earnings to fixed charges	2.5645	3.9390	7.7752	6.5629	6.0155	2.4662

Notes:

(1)	Includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(2)	Imputed interest on operating leases is estimated to be 10% of rental expense.